

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

Via E-mail
Jeff Aaronson
Chief Financial Officer
CST Holding Corp.
3435 Ocean Park Blvd., Suite 107-282
Santa Monica, CA 90405

     **Re:**    **CST Holding Corp.**
              **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14C**
              **Filed September 9, 2011**
              **File No. 000-53095**

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Michael McTiernan

                       Michael McTiernan
                       Assistant Director

cc: Peter Hogan